





Mark Matossian

Entrepreneurial Operations

San Francisco Bay Area

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G Google

Ⓜ University of Michigan

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👥 500+ connections

Operations executive exceling at the nexus of engineering, business and international operations. Proven success in multiple verticals including aerospace, Internet of Things, optics, telecom, and mobile payments. Expertise in early stage, high growth projects and turnarounds, including engineer...

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Experience

Senior Program Manager, Virtual Reality & Augmented Reality
Google
Dec 2006 – Present • 11 yrs 7 mos
San Francisco Bay Area

• Senior Program Manager, Virtual Reality, Lead for Partnership Engineering.
https://vr.google.com/

• Head of Program Management, Satellite Production & Launch, Terra Bella (formerly Skybox Imaging). Established the world's first high definition commercial Earth imaging spacecraft production line for 18 satellites. Successfully launched 4 spacecraft on a Vega rocket.
https://terrabella.google.com/

• Flight Operations Manager, Google Air - Established aircraft payload development effort for Solar powered UAV (Titan Aerospace acquisition). Established flight operations partner, led aircraft acquisition, and selected US & international flight test sites.
https://gigaom2.files.wordpress.com/2014/04/titan-aerospace-drone-3.jpg

•Android Manufacturing and Supply Chain Program Manager, Strategic Projects - Led new product introduction operations across 12+ factories in China, US, Japan and Malaysia for launch of Nexus products, including Android TV.
www.google.com/tv/

• Mobile Payments Global Test Manager, Google Mobile Wallet - Core launch team member. Executed highly confidential worldwide testing and certification operations with credit card and banking partners. 2010 Google Top Ten Engineering Accomplishments.
http://www.google.com/wallet/

• Global Problem Solver, Global Capacity Delivery Group - Internal "gunslinger" for critical, urgent and sensitive special projects worldwide. Confidential projects with successful results: increased global server utilization rate; led investigation for Audit Committee of the Google Board of Directors.

•Global Planning and Production Manager, Global Capacity Delivery Group - Responsible for global operations of data center hardware production of servers, network equipment, rack systems and cooling infrastructure. Led supply chain re-architecture that redefined the value-add chain, internationally relocated server production, reduced warehouse inventories, and re-directed global logistic routes.



Director of Manufacturing Operations
GigaBeam Corporation
Mar 2005 – Sep 2006 • 1 yr 7 mos
San Francisco Bay Area and Washington, DC Area

Led supply chain management, manufacturing and logistics for 1-10 Gbps wireless point-to-point telecommunications equipment provider operating in the 71-96 GHz range. Member of Senior Staff reporting directly to CEO with 14 direct reporting staff at multiple locations; and cross-functional responsibilities across the enterprise.



Startup Operations Consultant
Efficient Frontier Solutions
Feb 2003 – Mar 2005 • 2 yrs 2 mos
San Francisco Bay Area

Executive-level consultancy providing business strategy, finance and operations services, with a specialized focus on venture-backed technology projects and corporate turnarounds.



Vice President, Finance and Operations
Answers.com
May 2000 – Apr 2003 • 3 yrs
San Francisco Bay Area

Overall responsibility for finances, legal affairs, strategic partnerships, IT, operations and HR of international enterprise software venture with $33M of venture backing from JP Morgan Chase, AOL, Goldman Sachs, RobertsonStephens and others.



Launch/Operations Manager and International Negotiator


ic
Corporati
on

Teledesic Corporation
Nov 1996 – Apr 2000 • 3 yrs 6 mos
Greater Seattle Area

Responsible for business development and technical management of a satellite-based global broadband telecommunications project. Investors included Bill Gates, Craig McCaw, Boeing and Motorola.

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Education


University of Michigan

University of Michigan
M.S.E., Aerospace Engineering
1988 – 1988

U-M Research and Alumni Scholarships


University of Colorado

University of Colorado
Ph.D., Operations Research/Optimization
1993 – 1995

NASA Research Fellow, Goddard Space Flight Center


University of Colorado

University of Colorado
M.S., Aerospace Engineering
1991 – 1993

National Science Foundation (NSF) Fellow for Research in Japan

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Volunteer Experience


University of Colorado Boulder

Dean's Engineering Advisory Council
University of Colorado Boulder
Jan 2016 – Present • 2 yrs 6 mos
Education


University of

External Advisory Board, Space Grand Challenge









sity of Colorado Boulder

University of Colorado Boulder
Oct 2015 – Oct 2016 • 1 yr 1 mo
Science and Technology

University of Michigan

Admissions Interviewer, College of Engineering
University of Michigan
Nov 2015 – Present • 2 yrs 8 mos
Education

Skills & Endorsements

Program Management · 81

Endorsed by **Joe Rothenberg and 10 others who are highly skilled at this**

Endorsed by **14 of Mark's colleagues at Google**

Start-ups · 69

Endorsed by **Eric Tilenius and 5 others who are highly skilled at this**

Endorsed by **12 of Mark's colleagues at Google**

Cross-functional Team Leadership · 65

Endorsed by **Sandeep Jayaram and 2 others who are highly skilled at this**

Endorsed by **11 of Mark's colleagues at Google**

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